EXHIBIT 12.1

CIT Group Inc. and Subsidiaries
Computation of Ratios of Earnings to Fixed Charges (dollars in millions)

	Six Months Ended June 30,
	2006	2005
Net income available to common stockholders	$ 465.7	$ 476.7
Provision for income taxes	213.2	270.5

Earnings before provision for income taxes	678.9	747.2

Fixed charges:
Interest and debt expenses on indebtedness	1,267.4	850.5
Minority interest in subsidiary trust holding solely debentures of the company, before tax	8.6	8.8
Interest factor-one-third of rentals on real and personal properties	7.8	7.6

Total fixed charges	1,283.8	866.9

Total earnings before provision for income taxes and fixed charges	$1,962.7	$1,614.1

Ratios of earnings to fixed charges	1.53x	1.86x